Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549
U.S.A.
Amsterdam, June 21, 2010
Re:	Koninklijke Philips Electronics N.V. — Form 20-F for the Fiscal Year ended December 31, 2009 (File No. 001-05146-01)
Dear Ms Tillan,
          Thank you for your letter dated June 9, 2010 setting forth comments regarding the Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”) of Koninklijke Philips Electronics N.V. (“Philips“or the “Company”).
          To facilitate your consideration of Philips’ responses, we have included below the comments and have provided Philips’ responses immediately following.
          Philips acknowledges that (i) Philips is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) Philips may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          In certain of our responses, we have proposed to amend the wording of certain disclosures in our future filings. We are doing that to respond to the comments and not because we believe our prior filings are materially deficient or inaccurate. Accordingly, any changes in subsequent filings should not be viewed as an admission that prior disclosures were in any way deficient.

Form 20-F for the Fiscal Year ended December 31, 2009
Philips Annual Report, Exhibit 15(B)
Group Financial Statements, page 155
Consolidated Statements of Income, page 155
1.	While we note your disclosure of depreciation, amortisation and employee benefit expenses, please also discuss your consideration of disclosing additional information on the nature of expenses to meet the objectives of the statement.
Response:
As discussed in our telephone conversation with the Staff on June 16, 2010, in future filings, we will present the nature of our expenses in a single note disclosure containing the elements presented in IAS 1 paragraph 102 including “cost of inventories”.
Receivables, page 168
2.	Further to your response to prior comment 8, please explain how you considered each of the criteria in paragraph 19 of IAS 39 in determining you had transferred a financial asset. Please also discuss how you determine whether you have retained control of the financial asset in determining the appropriate accounting under paragraph 20(c) of IAS 39.
Response:
Factoring arrangements into which the Company enters are typically sales of receivables to financial counterparties under plain vanilla structures with standard terms and conditions to ensure de-recognition conditions are met. In situations where IAS 39 paragraph 19 applies, the Company considers all the criteria for a transfer of a financial asset to be met when:
•	The Company does not have an obligation to pay the transferee (e.g. the bank) unless the Company has collected the related amount from the debtor; and

•	The money collected from the debtor cannot be used for any purpose other than payment to the transferee; and

•	The Company has an obligation to remit to the transferee money collected from the debtor. The Company typically remits without delay. However, the Company’s policy provides that the Company can invest any cash flows for a period of up to three months without violating this requirement provided (1) investments are only in cash and cash equivalents; and (2) all cash flows, both amounts collected and any income earned on investments in cash and cash equivalents, are remitted to the transferee on the next date on which a payment is due to the transferee.
In our response to the prior comment 8, we referred to our accounting policy, as set out in our Group accounting manual for situations relating to transactions where substantially all the risks and rewards of ownership of the financial asset is neither transferred nor retained. Although our accounting policy reflects the requirements of IAS 39.20 (c), we do not have any material transactions to which IAS 39.20 (c) is or has been applicable.
We propose to include the substance of the above response to the extent applicable as a disclosure in future filings.
*****
Please direct any questions or comments regarding this letter to me at (011) (31) 20 59 77 142. Our fax number is (011) (31) 20 59 77 140. We are available to discuss any of the foregoing with you at your convenience, and thank you again for your consideration of our response to the comments of the Staff.
Very truly yours,
Pierre-Jean Sivignon
Executive Vice President and Chief Financial Officer

Copyholders SEC letter P.J. Sivignon to Ms. K. Tillan — June 21, 2010
Andri Boerman
Alicia Lam
Dan Morris
(Securities and Exchange Commission)
Jan van Leeuwen
Christoph Wolfsgruber
Eric P. Coutinho
Hessel Hilarides
Marnix van Ginneken
(Koninklijke Philips Electronics N.V.)
John O’Connor
(Sullivan & Cromwell LLP)
Michiel Soeting
(KPMG Accountants NV)